Exhibit 99.2

Hydrogenics Corporation
2005 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following sets out management’s discussion and analysis of the financial position and results of operations for the years ended December 31, 2005, 2004 and 2003 (“MD&A”). You should read the following discussion in conjunction with our consolidated financial statements and the accompanying notes appearing elsewhere in this report. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP, differs in some respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The principal differences are described in note 24 of our consolidated financial statements. Additional information regarding Hydrogenics Corporation (“the Corporation”, “our”, “us” or “we”), including the Corporation’s annual information form is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This MD&A is dated March 10, 2006 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
Forward-looking Statements and Risk Factors
This report contains forward-looking statements about our achievements, results of operations, goals, levels of activity, performance, and other future events based on assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. These statements involve risks, uncertainties and other factors that may cause our results to differ materially from those anticipated in our forward-looking statements. They include risks related to our revenue growth, operating results, industry, technology and products, as well as other factors discussed below and elsewhere in this report. We are under no duty to update any of our forward-looking statements after the date of our financial statements, other than as required by law. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled: “Forward Looking Statements” in our annual information form and the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.
Overview
During the three months ended September 30, 2005, we organized our business into three business units. These business units correspond to our reportable segments and consist of: (i) OnSite Generation focused on hydrogen generation products; (ii) Power Systems focused on fuel cell products; and (iii) Test Systems focused on fuel cell test products and diagnostic testing services. We believe that organizing ourselves into three business units allows us to better allocate our resources, position ourselves for growth opportunities in a variety of markets and mitigate the risk of one part of our business not achieving expectations. These business units are supported by a corporate services group providing finance, insurance, investor relations, legal, treasury and other administrative services, which we refer to as Corporate & Other.
Our OnSite Generation group sells hydrogen products to industrial, transportation and renewable energy customers. Our Power Systems group sells fuel cell products to original equipment manufacturers, systems integrators and end users for stationary applications such as backup power and light mobility applications such as forklift trucks. Our Test Systems group sells fuel cell test station products to original equipment manufacturers (OEM) and fuel cell and fuel cell component developers to validate their fuel cell products and provides testing services to third parties to validate their fuel cell development efforts
We have the following wholly owned subsidiaries: Hydrogenics Test Systems Inc. (formerly Greenlight Power Technologies, Inc.) (incorporated under the federal laws of Canada); Hydrogenics USA, Inc. (incorporated under the laws of the State of Delaware); Hydrogenics Japan Inc. (incorporated under the laws of the Province of Ontario); Hydrogenics GmbH (formerly EnKat GmbH) (incorporated under the laws of Germany); and Stuart Energy Systems Corporation (Stuart Energy) (incorporated under the federal laws of Canada). Stuart Energy owns 100% of the voting securities of Hydrogenics Europe NV (incorporated under the laws of Belgium).

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Outlook
This “Outlook” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-Looking Statements on page 14 of our 2005 Annual Report and page 24 of our 2005 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.
During 2006, and for the next several years, we anticipate we will benefit from a series of broad trends including: (i) sustained high prices for oil and natural gas; (ii) increased government legislation worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications and that demands for fuel cell technology will continue to accelerate and advance the case for hydrogen as the fuel of the future.
In our OnSite Generation business unit, our strategy is to continue to grow our sales in the industrial hydrogen markets while also pursuing opportunities in the transportation and renewable energy fields. We anticipate that the continued development of our new S-4000 electrolytic generator will position us to increase revenues in the industrial market as well as offer products for integration into larger scale renewable energy installations, such as solar and wind farms, as the demand for these large scale renewable installations increases. As our Power Systems products become more cost competitive, we plan to sell to additional early adopting markets where we anticipate being cost competitive with incumbent technologies. We believe there are nearer term sales opportunities in the AC and DC backup power markets, the light mobility market, as well as various military markets. In our Test Systems business unit, we will continue to expand our offering of services and diagnostic tools in order to provide fuel cell developers with critical information required to advance their technology.
We expect that our gross margins will remain low for the foreseeable future. We expect this trend to continue as a result of a larger percentage of revenues emanating from our Onsite Generation business unit which has historically generated lower margins, the time necessary to introduce our new S-4000 electrolytic generator, entering commercial markets for our Power Systems products which will be influenced by market economics and our ability to improve operational efficiency across all business units. At the same time, we are aiming to improve our gross margins by standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. We will continue to invest in selling, general and administrative (SG&A) areas to address near term market opportunities and we expect that research and product development (R&D) costs will trend upwards in the future to support product development initiatives as we commercialize, primarily in our Power Systems and OnSite Generation business units.
Selected Annual Information

	Years ended December 31
($000’s except for per share amounts)	2005	2004	2003
Revenue	$37,191	$16,656	$26,660
Net loss	(37,374)	(33,539)	(22,091)
Loss per share (basic and fully diluted)	(0.41)	(0.53)	(0.42)
Dividends per share	Nil	Nil	Nil
Total assets	214,657	117,861	91,438
Total liabilities	19,150	8,648	10,470
Cash, cash equivalents and short-term investments	85,790	89,062	46,708
Overall Financial Performance
Our revenues for the year ended December 31, 2005 were $37.2 million, compared to $16.7 million in 2004 and

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$26.7 million in 2003. This increase is attributed to the acquisition of Stuart Energy in January 2005 and 11% organic revenue growth.
Our net loss for the year ended December 31, 2005 was $37.4 million, or $0.41 per share, compared to a net loss of $33.5 million, or $0.53 per share, for 2004 and a net loss of $22.1 million, or $0.42 per share, for 2003. The higher net loss for 2005 reflects an increase in revenues of $20.5 million offset by a decrease in gross margins of $1.0 million or 9% expressed as a percentage of revenues, $9.4 million of increased selling, general and administrative (“SG&A”) costs, $1.0 million in additional stock-based compensation and $1.2 million of integration costs offset by decreased R&D expenditures of $1.3 million, decreased stock-based compensation of $1.2 million, decreased impairment of intangible assets of $3.7 million, increased interest income of $2.0 million and $0.5 million of other items.
Cash used in operations and capital expenditures for the year ended December 31, 2005 was $29.5 million compared to $17.9 million in 2004 and $9.6 million in 2003. The increase from 2004 to 2005 is primarily attributed to increased cash outflows from operations excluding working capital movements, of $6.5 million combined with increased working capital requirements of $7.1 million, partially offset by a $2.0 million decrease in capital expenditures in 2005.
Critical Accounting Policies and Estimates
Our accounting policies are outlined in notes 2 and 3 to our consolidated financial statements. Set out below is a discussion of the application of critical accounting policies and estimates that require management assumptions about matters that are uncertain at the time the accounting estimate is made, and for which differences in estimates could have a material impact on our consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.
Valuation of Goodwill and Intangible Assets
We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.
Goodwill has been recorded as a result of our acquisitions of Hydrogenics Test Systems Inc. (formerly Greenlight Power Technologies Inc.) and Stuart Energy. Goodwill is tested for impairment annually or more frequently if events and circumstances indicate that the asset might be impaired. We selected our fourth quarter as our annual testing period for goodwill. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. To determine the fair value using the discounted cash flow approach, we use estimates that include the following: (i) revenues; (ii) expected growth rates; (iii) costs; and (iv) appropriate discount rates. Significant management judgment is required in forecasting future operating results. Should different conditions prevail, material write downs of goodwill could occur.
We also review the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Any change in estimate, which causes the undiscounted expected future cash flows to be less than the carrying value, would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.
Product Warranty Provision
We typically provide a warranty for parts and labour for up to one year, or on certain operating specifications such as product efficiency. Warranty obligations are recognized at the time of sale based on the estimated warranty costs

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we expect to incur. These estimates are based on a number of factors including our historical warranty claims and cost experience and the type and duration of warranty coverage. Warranty expense is recorded as a component of cost of revenues. Additional information related to our warranty provision is contained in Note 9 of our consolidated financial statements.
Stock-Based Compensation
The estimated fair value of stock awards granted to employees as of the date of grant is recognized as a compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as an expense over the period in which the related goods or services are rendered. The determination of the fair value of stock awards includes the use of option pricing models and the use of the following estimates for expected volatility, option life and interest rates.
Allowance for Doubtful Accounts
We record an allowance against accounts receivable for accounts we anticipate may not be fully collectible. This allowance is based on our best estimate of collectibility, taking into account the specific circumstances of the transaction and knowledge of the particular customer.
Provision for Obsolete Inventory
We record a provision against inventory when we determine its potential future use in the production of commercial products is unlikely. Due to the nature of our operations, which include significant R&D activities and prototype projects, we actively monitor raw materials inventory to ensure they are consumed in operations in a timely manner. However, as products or R&D efforts change and the use of certain raw materials inventory becomes doubtful, a provision is taken against the carrying value of this inventory.
Valuation of Future Income Tax Assets
Significant management judgment is required in determining the valuation allowance recorded against our net income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in a jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. We record a valuation allowance to reduce our future tax assets recorded on our balance sheet to the amount of future tax benefit that is more likely than not to be realized. We have recorded a full valuation allowance to reflect the uncertainties associated with the realization of our future income tax assets. The valuation allowance is based on management’s best estimates as to the certainty of realization.
Recently Issued Accounting Standards
Our accounting policies are described in notes 2 and 3 of our consolidated financial statements. We have adopted the following changes to our accounting policies:
i) Canadian Standards
Liabilities and equity
We adopted The Canadian Institute of Chartered Accountants (“CICA”) accounting pronouncement surrounding the presentation of financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion, as liabilities. This amendment was effective for periods beginning on or after November 1, 2004 and we adopted this pronouncement effective January 1, 2005. The adoption of this new guidance did not have a material impact on our financial position, results of operations or cash flows.
Financial instruments
In April 2005, the CICA issued Section 3855, which prescribes when a financial asset, liability, or non-financial derivative is to be recognized on the balance sheet and at what amount — sometimes using fair value, other times using cost-based measures. CICA Section 3855 also specifies how financial instrument gains and losses are to be presented. CICA Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Retroactive application is not permitted. We plan to adopt this standard beginning January 1,

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2006. We do not expect the adoption of this new guidance to have a material impact on our financial position, results of operations or cash flows.
Comprehensive income
CICA Section 1530 introduces new standards for the reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. CICA Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. We plan to adopt this standard beginning January 1, 2006. We do not expect the adoption of this new guidance to have a material impact on our financial position, results of operations or cash flows.
Equity
The CICA has replaced Section 3250 — Surplus with Section 3251 — Equity, which establishes standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. We plan to adopt this standard beginning January 1, 2006. We do not expect the adoption of this standard to have a material impact on our financial position, results of operations or cash flows.
(ii) U.S. standards
Inventory costs
In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43.” SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We plan to adopt this standard for U.S. GAAP reporting purposes beginning January 1, 2006. We do not expect the adoption of this standard to have a material impact on our financial position, results of operations or cash flows.
Share-based payments
The Financial Accounting Standards Board issued FAS No. 123R “Share-Based Payments” which supersedes APB No. 25 and amends FAS No. 123 in a number of areas. Under FAS No. 123R, all forms of share-based payment to employees result in a compensation expense recognized in the financial statements. FAS No. 123R is effective for share- based payments incurred during fiscal years beginning after June 15, 2005. We plan to adopt this standard for U.S. GAAP reporting purposes beginning January 1, 2006. We do not expect the adoption of this standard to have a material impact on our financial position, results of operations or cash flows.
Business Acquisitions
Stuart Energy — On November 10, 2004, we announced that we had entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy at an exchange ratio of 0.74 Hydrogenics shares for each Stuart Energy share. On January 6, 2005, our offer to acquire Stuart Energy was completed and resulted in us acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, we acquired the remaining shares of Stuart Energy, which then became our wholly owned subsidiary. The purchase price was $122.9 million exclusive of $2.4 million of expenses relating to the acquisition. Consideration consisted of the issuance of 26,999,103 of our common shares issued at a value based on the average market prices of our common shares over the three-day period before and after the terms of the acquisition were agreed to and announced.
We believe that the acquisition of Stuart Energy represented a milestone in the execution of our strategic plan as it allowed us to reduce our exposure to any single product, market or adoption rate. The acquisition has afforded us a diversified product portfolio of fuel cell power products, hydrogen stations and fuel cell test stations, and also

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provided greater revenue diversity. The combined company has an expanded roster of blue-chip partners and customers, including Air Liquide, Air Products, BOC, Cheung Kong Infrastructure, Chevron, Ford, General Motors, John Deere, Linde, Shell Hydrogen and Toyota, as well as a global network of sales agents and global customer service capabilities. We now have an ability to market a broader and more diverse product portfolio through expanded global sales and distribution channels. This has provided us with a competitive advantage against competitors who do not enjoy such scale.
Our combined and complementary product portfolio allows us to offer turn-key hydrogen applications and hydrogen fueling solutions to customers. For example, we can offer bundled solutions for fuel cell powered forklifts and hydrogen refueling infrastructure. Our combined technology portfolio includes expertise in Proton Exchange Membrane (“PEM”) fuel cells, alkaline and PEM electrolysis, systems integration, codes and standards and fuel cell test stands, as well as access to hydrogen internal combustion engine technology.
A significant factor in acquiring Stuart Energy was the opportunity to reduce our risk profile and accelerate our pathway to commercial sustainability. The acquisition and integration has provided significant cost synergies through rationalization of staff, facilities, infrastructure and public company costs. We realized annualized cost savings for the combined organization following the acquisition in excess of $10.0 million.
Results of Operations
Revenues for the year ended December 31, 2005 were $37.2 million, a $20.5 million or 123% increase from 2004. This increase is primarily the result of increased revenue from our OnSite Generation business unit attributable to the acquisition of Stuart Energy in January 2005. The following table provides a breakdown of our revenues for years ended December 31, 2005, 2004 and 2003.

(in $000s of dollars)	2005	2004	2003

OnSite Generation	$21,748	$1,505	$—
Power Systems	3,861	4,106	6,008
Test Systems	11,582	11,045	20,652

	$37,191	$16,656	$26,660

Our revenues are segmented by business unit and are summarized below.
OnSite Generation
OnSite Generation revenues for the year ended December 31, 2005 increased by $20.2 million compared to 2004 as a result of the acquisition of Stuart Energy in January 2005 and 18% organic growth primarily in the industrial hydrogen market. We plan to continue to grow our sales into the industrial hydrogen market and pursue sales opportunities in the transportation and renewable energy fields. As at December 31, 2005, we had $11.0 million of confirmed orders, substantially all of which are anticipated to be delivered and recognized as revenue in 2006.
OnSite Generation revenues for the year ended December 31, 2004 increased $1.5 million compared to 2003 primarily related to our initial OnSite Generation market initiatives with sales related to reformer and PEM electrolyzer technology.
Power Systems
Power Systems revenues for the year ended December 31, 2005 decreased $0.2 million or 6% compared to 2004 primarily as a result of the completion of an engineering services contract for General Motors in July 2004, which generated $1.8 million of revenues in 2004 and $nil in 2005. Excluding the impact of the completion of this contract, Power Systems revenues increased 67% during 2005 primarily as a result of delivering 20 fuel cell power modules to American Power Conversion for deployment in the AC backup power market. As our products become more cost competitive, we anticipate increased deployments in both the AC and DC backup power markets, the light mobility market as well as military markets. As at December 31, 2005, we had $9.3 million of confirmed orders, approximately 40% of which are anticipated to be delivered and recognized as revenue in 2006.

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Power Systems revenues for the year ended December 31, 2004 decreased $1.9 million or 32% compared to 2003 primarily as a result of the completion of the General Motors engineering services contract in July 2004, which contributed $1.8 million of revenues in 2004 and $3.7 million of revenues in 2003.
Test Systems
Test Systems revenues for the year ended December 31, 2005 increased $0.5 million or 5% compared to 2004 due to a $1.3 million increase in test services offset by a $0.7 million decrease in test product revenues. We believe that the decrease is reflective of an overall stabilizing of capital expenditures for fuel cell diagnostic equipment and test services. At December 31, 2005, we had $5.3 million of confirmed orders comprising $2.8 million of product sales and $2.5 million of testing services, all of which are anticipated to be delivered and recognized as revenue in 2006.
Test Systems revenues for the year ended December 31, 2004 decreased $9.6 million or 47% primarily as a result of a decrease in capital spending in the fuel cell industry and the impact of moving our test products division from our Mississauga facility to our Burnaby facility.
In January 2005, we acquired Stuart Energy thereby reducing our dependency on any one customer. In 2005, 31% of our revenues were generated from our four largest customers as compared to 68% in 2004 and 60% in 2003.
Cost of revenues for the year ended December 31, 2005 were $33.9 million, an increase of $21.5 million or 173% compared to 2004. Expressed as a percentage of revenues, cost of revenues was 91% in 2005 compared to 74% in 2004 attributable to a higher proportion of Onsite Generation revenues, which have historically generated a higher cost of revenues. In addition, there was a $1.3 million increase in the fair value of work in process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy. Prior to reflecting the $1.3 million increase in fair value of work in process inventory, cost of revenues for 2005 would have been 88% of revenues compared to 74% in 2004. Additional cost of revenues commentary for each business unit is provided below.
OnSite Generation
OnSite Generation cost of revenues for 2005 was $21.2 million, an increase of $19.9 million as compared with 2004. Expressed as a percentage of revenues, cost of revenues was 97% in 2005 compared to 87% in 2004. This percentage increase can largely be attributed to a $1.3 million increase in the fair value of work in process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy and a $1.3 million charge to repair or replace units, primarily those delivered by Stuart Energy prior to the acquisition. These charges were taken during the fourth quarter of 2005 as it became apparent that previously delivered equipment was not performing to customer specifications. Also included in cost of revenues related to OnSite Generation is $0.3 million of inventory reserves related to a component quality issue, which became known during the third quarter. Prior to reflecting the factors noted above, our cost of revenues, expressed as a percentage of revenues, was 84% in 2005 compared to 87% in 2004. We have plans to improve our gross margins by standardizing products, reducing product costs and enhancing manufacturing and quality processes.
OnSite Generation cost of revenues for the year ended December 31, 2004 increased $1.3 million or 100% compared with 2003 and was primarily attributable to initial sales in this market during 2004.
Power Systems
Power Systems cost of revenues for the year ended December 31, 2005 increased by $0.1 million to $3.1 million compared to 2004. Expressed as a percentage of revenues, cost of revenues was 81% compared to 72% in 2004 primarily as a result of completing an engineering services contract for General Motors in 2004, which allowed us to generate higher gross margins.
Power Systems cost of revenues for the year ended December 31, 2004 was $3.0 million, a decrease of $1.6 million or 35% compared to 2003. Expressed as a percentage of revenues, cost of revenues was 72% compared to 77% in 2003 as a result of increased margins on product deliveries in 2004 compared to 2003.

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Test Systems
Test Systems cost of revenues for the year ended December 31, 2005 was $9.6 million, an increase of $1.5 million or 18% compared to 2004. Expressed as a percentage of revenues, cost of revenues was 83% compared to 73% in 2004. This is primarily attributable to the use of existing higher cost sub-assemblies in inventory for product deliveries and competitive pricing pressures offset by a higher overall proportion of test services revenue, which typically earns higher margins compared to 2004. In 2006, our goal is to decrease fixed overhead, achieve greater product standardization and reduce product cost through design and supply chain improvements.
Test Systems cost of revenues for the year ended December 31, 2004 was $8.1 million, a decrease of $5.3 million or 40% compared to 2003. Expressed as a percentage of revenues, cost of revenues was 73% compared to 65% in 2003 primarily attributable to the lower level of revenues and competitive pricing pressures in the test equipment market.
Selling, general and administrative expenses were $22.4 million for the year ended December 31, 2005, an increase of $9.4 million, or 72% from 2004. The increased level of SG&A expenses is attributable to the incremental costs of the Stuart Energy operations and a $0.8 million increase a result of the strengthening in the Canadian dollar relative to the U.S. dollar offset by various cost rationalization efforts undertaken during the year. Also included in SG&A in 2005 was $1.8 million of severance costs.
SG&A expenses were $13.0 million in 2004, an increase of $0.6 million, or 5%, compared with $12.4 million in 2003 primarily attributable to a strengthening of the Canadian dollar, which had an impact of $0.9 million on full year SG&A expenses offset by a $1.0 million charge incurred in 2003 regarding the defense of a patent infringement law suit.
Employee stock-based compensation expense was $2.3 million for the year ended December, 31 2005, an increase of $0.9 million or 72% compared to 2004, primarily attributable to options granted to a larger employee base as a result of the acquisition of Stuart Energy.
Employee stock-based compensation expense was $1.3 million in 2004, an increase of $0.6 million or 92% from $0.7 million in 2003 primarily attributable to reflecting the impact of estimates and assumptions used to determine the estimated fair value of the options granted in 2004 and expensed in 2004.
Research and product development expenses for the year ended December 31, 2005 were $7.7 million, a decrease of $1.3 million or 15% compared to 2004, attributable to a $3.0 million decrease in R&D expenditures and a $1.7 million decrease in third party funding. These decreases are attributable to focusing our R&D efforts on a smaller number of initiatives in targeted markets. We expect R&D expenditures will increase in 2006 to support development plans primarily to commercialize fuel cell power products for back-up power and light mobility applications, as well as our S-4000 electrolytic hydrogen generation technology initiative, positioning us to offer products for integration with large scale renewable energy installations, such as solar and wind farms.
R&D expenses for the year ended December 31, 2004 were $9.1 million, an increase of $2.0 million, or 29%, compared to 2003, primarily attributable to an increase in the number of funded R&D projects for which we had to bear a significant portion of the costs. R&D grants increased by $2.5 million, or 114% in 2004 compared with 2003 reflecting the impact of new programs which we received funding for during 2004.
Amortization of property, plant and equipment for the year ended December 31, 2005 decreased $1.2 million or 46% compared to 2004 primarily as a result of the relative aging of our property, plant and equipment and lower capital expenditures in 2005.
Amortization of property, plant and equipment for the year ended December 31, 2004 increased $0.3 million, or 12%, to $2.5 million compared to 2003, primarily as a result of capital expenditures made during 2004.
Amortization of intangible assets for the year ended December 31, 2005 decreased $0.1 million or 1% compared to 2004 as a result of the write-off of $3.7 million of intangible assets in 2004 offset by amortization recorded on the

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intangible assets recognized on the acquisition of Stuart Energy in January 2005.
Amortization of intangible assets for the year ended December 31, 2004 decreased by $4.4 million, or 34% compared to 2003 primarily as a result of a reduction in amortization taken on intangible assets because of our use of the declining balance method of amortization.
Impairment of intangible assets for the year ended December 31, 2005 was $nil compared to $3.7 million in 2004. The impairment charge recorded in 2004 wrote off the remaining value of intangible assets related to patentable technology and customer relationships originally recorded in January 2003 upon the acquisition of Greenlight Power Technologies Inc. (now Hydrogenics Test Systems Inc.).
Integration costs for the year ended December 31, 2005 were $1.1 million and reflect expenses related to integrating the operations of Stuart Energy subsequent to it being acquired by us in 2005. The integration of Stuart Energy was completed in 2005.
Integration costs for the year ended December 31, 2004 consisted of a recovery of $0.1 million attributable to the reversal of an accrual established on the acquisition of Greenlight Power Technologies Inc. (now Hydrogen Test Systems Inc.) in 2003.
Provincial capital tax expense for the year ended December 31, 2005 was $0.1 million, a decrease of $0.2 million or 65% compared to 2004. This decrease is primarily attributable to changes in the eligibility of certain of our short-term investments for deduction from net assets in order to arrive at our tax base for capital tax purposes.
Provincial capital tax expense for the year ended December 31, 2004 was $0.3 million, an increase of $0.2 million compared to 2003 as a result of holding greater net assets subject to capital tax at December 31, 2004 compared to December 31, 2003.
Interest income, net for the year ended December 31, 2005 was $2.9 million, an increase of $2.0 million or 228% compared to 2004 primarily the result of higher cash and cash equivalents and short-term investments as a result of acquiring Stuart Energy in January 2005 coupled with higher yields on our underlying investments.
Interest income, net for the year ended December 31, 2004, was $0.9 million, an increase of $0.2 million, or 36%, compared to 2003 primarily the result of higher cash and cash equivalents and short-term investments attributable to the proceeds from our financing completed in the first quarter of 2004.
Foreign currency losses were $0.3 million for the year ended December 31, 2005, a decrease of $0.1 million compared to the year ended December 31, 2004 as a result of holding Canadian dollar denominated liabilities when the Canadian dollar strengthened against the U.S. dollar.
Foreign currency losses for the year ended December 31, 2004 were $0.3 million compared to a gain of $5.4 million in 2003 as a result of holding Canadian dollar denominated short-term investments when the Canadian dollar strengthened against the U.S. dollar.
Income tax expense was $nil for the year ended December 31, 2005, a decrease of $0.1 million compared to 2004 primarily as a result of an increase in the capital base exemption of the federal large corporations tax during 2005.
Income tax expense was $0.1 million for the year ended December 31, 2004, a decrease of $0.1 million, or 50%, compared to 2003.
Our tax loss carry forwards at December 31, 2005 were $192.8 million. However, due to historical losses, we have provided a valuation allowance against the full amount of the tax loss carry-forwards as at December 31, 2005.
Net loss for the year ended December 31, 2005 was $37.4 million an increase of $3.9 million compared to $33.5 million for 2004 attributed to our business units, as follows: (i) OnSite Generation $13.2 million; (ii) Power Systems $12.1 million; (iii) Test Systems $2.3 million and; (iv) the balance attributable to Corporate & Other. Additional net loss commentary for the year ended December 31, 2005 regarding our business units is provided

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below.
•	OnSite Generation incurred a net loss of $13.2 million for the year ended December 31, 2005 compared to a net loss of $2.3 million in 2004 as a result of the acquisition of Stuart Energy in January 2005 and corresponding increased operating costs. Upon completing the acquisition, we implemented a comprehensive rationalization program to decrease our operating costs and we substantially anticipate maintaining these reduced cost levels. Included in this net loss is a $1.3 million increase in the fair value of work-in-process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy as well as charges totaling $1.3 million relating primarily to repair or replace units delivered by Stuart Energy prior to the acquisition. Also included in the net loss is $6.5 million of amortization charges taken on intangible assets recognized on the acquisition of Stuart Energy.

•	Power Systems incurred a net loss of $12.1 million for the year ended December 31, 2005 compared to a net loss of $7.5 million in 2004 as a result of decreased revenues attributable to completion of the General Motors engineering services contract in 2004 and increased R&D expenses during the year.

•	Test Systems incurred a net loss of $2.3 million for the year ended December 31, 2005 compared to a net loss of $13.8 million in 2004 as a result of higher revenues, decreased operating costs and lower amortization of intangible assets.

•	Corporate & Other costs for the year ended December 31, 2005 were $9.7 million compared to $9.9 million in 2004 primarily as a result of cost reduction initiatives during the year offset by the appreciation of the Canadian dollar relative to the U.S. dollar during 2005 as compared with 2004.
Net loss for the year ended December 31, 2004 was $33.5 million, an increase of $11.5 million compared to $22.1 million in 2003 attributed to: (i) a decrease of $5.7 million in foreign currency gains; (ii) a decrease of $4.4 million in gross margins primarily attributable to declining revenues; (iii) a $3.7 million write off related to an impairment of intangible assets; (iv) an increase of $2.0 million in R&D expenses; (v) a $0.6 million increase in stock-based compensation expense; and (vi) an increase of $0.6 million in SG&A expenses. These items were partially offset by: (i) a $4.4 million decrease in non-cash amortization of intangible assets; and (ii) a $1.3 million decrease in integration costs.
Of the 2004 net loss, $13.8 million was directly attributable to Test Systems, $7.5 million to Power Systems, $2.3 million to OnSite Generation and the remainder was attributable to Corporate & Other. Additional net loss commentary for the year ended December 31, 2004 regarding each business unit is provided below.
•	OnSite Generation incurred a net loss of $2.3 million for the year ended December 31, 2004 compared to a net loss of $nil in 2003 as a result of entering this market in 2004.

•	Power Systems incurred a net loss for the year ended December 31, 2004 of $7.5 million compared to a net loss of $13.5 million in 2003 primarily as a result of reduced amortization of intangible assets.

•	Test Systems incurred a net loss for the year ended December 31, 2004 of $13.8 million compared to a net loss of $4.1 million in 2003 largely the result of decreased revenues and the write-off of intangible assets in 2004.
Basic and diluted net loss per share was $0.41 for the year ended December 31, 2005 compared to $0.53 in 2004, a decrease of $0.12, or 23%. Basic and diluted net loss per share was $0.53 for the year ended December 31, 2004 compared to $0.42 in 2003, an increase of $0.11 or 26%.
Shares Outstanding
For the year ended December 31, 2005, the weighted average number of shares used in calculating the loss per share was 91,226,912. The number of common shares outstanding at December 31, 2005 was 91,679,670. For the year ended December 31, 2004, the weighted average number of shares used in calculating the loss per share was

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Hydrogenics Corporation
63,542,811. The number of common shares outstanding at December 31, 2004 was 64,626,989. The increase in the number of common shares outstanding was primarily attributable to the 26,999,103 shares issued in connection with the acquisition of Stuart Energy.
Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive. Stock options outstanding at December 31, 2005 were 6,423,753 (December 31, 2004 — 3,818,566) of which 4,242,575 were exercisable (December 31, 2004 — 1,886,739).
From 2002 to 2005, our three founders elected to diversify their personal holdings by selling a small percentage of their direct holdings in Hydrogenics. These sales were from personal direct shareholdings and did not result from the exercise of stock options. Our founders have not held nor do they currently hold any stock options. Therefore when they sold shares, there was no corresponding dilution but rather, increased liquidity in our public float. These selling programs were in full compliance with applicable securities legislation and have been disclosed on a quarterly basis. In selling these shares, the founders have entered into irrevocable contracts to sell shares over an extended period of time on a non-discretionary basis. These contracts expired in June 2005 and were not renewed at that time. One of our founders, Boyd Taylor, retired as a director and officer of the Corporation in January 2005. Our other two founders, Pierre Rivard and Joseph Cargnelli, continue act as President and Chief Executive Officer and Chief Technology Officer respectively and both individuals are directors of the Corporation and continue to hold significant share ownership in the Corporation.
In December 2004, there were 2,470,436 share purchase warrants outstanding, of which 2,346,914 had been released from escrow. On December 23, 2005, these warrants were repurchased for $0.8 million in the form of a credit against future services to be provided against purchase orders received. The above mentioned warrants were subsequently cancelled. The difference between the book value of $4.7 million and the repurchase price was credited to contributed surplus.
Quarterly Results of Operations
The following tables set forth our unaudited consolidated statements of operations for each of the past eight quarters in the period ending December 31, 2005. This information was obtained from our quarterly unaudited financial statements, which are denominated in U.S. dollars and have been prepared in accordance with Canadian GAAP and, in the opinion of management, have been prepared using accounting policies consistent with the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.

Quarter Ended (Unaudited)
($000’s of dollars — except for per share amounts)
	March	June 30,	September	December	March	June 30,	September	December
	31, 2004	2004	30, 2004	31, 2004	31, 2005	2005	30, 2005	31, 2005
Revenue	$4,075	$3,578	$3,509	$5,494	$11,304	$6,293	$10,537	$9,057
Net Loss	(7,451)	(8,481)	(7,269)	(10,338)	(11,222)	(9,499)	(7,517)	(9,136)
Net Loss per Share (Basic and Fully Diluted )	(0.12)	(0.13)	(0.11)	(0.16)	(0.13)	(0.10)	(0.08)	(0.10)
Although revenues were subject to quarterly fluctuation in 2005, we experienced a general increase in revenues since the acquisition of Stuart Energy in January 2005.
Gross margins decreased in 2005 as a result of a higher percentage of OnSite Generation revenues, which have historically generated lower gross margins, a $1.3 million charge to reflect the fair value of work-in-process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy and charges totalling $1.3 million primarily in respect of units delivered by Stuart Energy prior to the acquisition. We believe that we have addressed these issues and are taking appropriate corrective measures.

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Gross margins declined steadily during 2004, which we attribute to lower revenues, competitive pricing pressures in our Test Systems business unit, product mix and the write-off of $0.3 million of raw material inventory related to design changes in our Test Systems business unit.
On a comparative basis, our net loss generally increased throughout 2004 and into the first quarter of 2005 and then decreased through the second and third quarters of 2005. The increase in the net loss through the first quarter of 2005 was primarily the result of the factors affecting revenue and gross margins as well as increased R&D costs and the impact of the Stuart Energy acquisition in January 2005. Throughout the second and third quarters of 2005 our net loss decreased as a result of increased revenues and initiatives to reduce overall expenses. During the fourth quarter of 2005, our net loss was largely the result of negative gross margins.
Fourth Quarter Results
Revenues increased 65% to $9.1 million primarily as a result of acquiring Stuart Energy in the first quarter of 2005.
Gross margins decreased 29% to negative $0.4 million reflecting a higher overall proportion of OnSite Generation revenues, which have historically generated lower gross margins, $1.1 million of costs incurred primarily to repair or replace projects delivered by Stuart Energy prior to the acquisition and higher costs to meet deliveries to American Power Conversion.
Net loss decreased $1.2 million to $9.1 million, or $0.10 per share, from $10.3 million, or $0.16 per share primarily as a result of the negative gross margins noted above, increased selling, general and administrative expense as a result of acquiring Stuart Energy offset by an impairment charge recorded in 2004 of $3.7 million related to the intangibles associated with the acquisition of Greenlight Power Technologies Inc. (now Hydrogen Test Systems Inc.).
Liquidity and Capital Resources
At December 31, 2005, we held combined cash, cash equivalents and short-term investments of $85.8 million, compared with $89.1 million at December 31, 2004. At December 31, 2005, we held cash and cash equivalents of $5.4 million and short-term investments of $80.4 million, compared with $26.2 million in cash and cash equivalents and $62.9 million in short-term investments at December 31, 2004.
Our cash and cash equivalents and short-term investments decreased by $3.3 million in 2005 primarily attributable to: (i) a $25.2 million loss before amortization, stock-based compensation and severance costs; (ii) $1.8 million of severance costs; and (iii) $5.0 million of net changes in non-cash working capital; offset by (i) $27.6 million in cash and cash equivalents and short-term investments acquired on the acquisition of Stuart Energy; and (ii) $1.1 million of other items. To the extent that our cash flow from operations is insufficient to fund ongoing operations and capital expenditures, we will draw on our cash and short-term investment balances.
Cash used in operating activities for the year ended December 31, 2005 was $29.1 million, compared to $15.6 million used in operating activities for the year ended December 31, 2004 and $7.5 million used in operating activities in 2003. Non-cash working capital increased during the year ended December 31, 2005 by $7.1 million, which was primarily the result of increased non-cash working capital associated with a larger organization and payment of liabilities acquired upon the acquisition of Stuart Energy throughout the year. Non-cash working capital decreased during 2004 by $2.6 million due primarily to the reduction in revenue during the year.
We have lines of credit available of up to an aggregate of $11.9 million or compared to $2.9 million in 2004. This increase is primarily the result of the lines of credit acquired from Stuart Energy. As at both December 31, 2005 and 2004, we had no indebtedness on these lines. The operating facilities are denominated in Canadian dollars and bear interest at the Royal Bank of Canada prime rate plus 0.5% and 0.875%, respectively. The facilities are due on demand and collateralized by a general security agreement over all assets. Letters of credit and letters of guarantee aggregating $4.2 million were issued against these lines of credit at December 31, 2005. These letters of credit have various expiry dates extending through to October 2011. We are in compliance with our debt covenants.

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Hydrogenics Corporation
Capital expenditures, excluding assets acquired through the Stuart Energy acquisition decreased $2.0 million, or 85%, to $0.3 million in 2005 compared to 2004 primarily relating to internally constructed test equipment to be used in design and development applications. Capital expenditures, excluding $2.1 million in property, plant and equipment acquired through the Greenlight Power Technologies Inc. (now Hydrogen Test Systems Inc.) acquisition in 2003, increased by $0.2 million, or 10%, to $2.3 million in 2004 compared to 2003. We anticipate that capital expenditures for 2006 and subsequent years will increase as we continue our manufacturing and development initiatives.
The net cash expenditure for the acquisition of Stuart Energy in 2005 was $0.3 million, excluding integration costs. Additional details of this transaction are disclosed in note 4 of our consolidated financial statements.
During 2005, we issued 53,578 shares for $0.2 million under our stock option plan compared to 144,734 shares issued for $0.3 million in 2004 and 148,433 shares issued for $0.1 million in 2003.
We anticipate using our funds to develop and commercialize products primarily for near term fuel cell and hydrogen generation applications based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including success in executing our business plan, progress on R&D efforts, relationships with strategic partners, commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next two to three years. However, if cash generated from operations is insufficient to satisfy our liquidity or growth requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.
The “Liquidity and Capital Resources” section above contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-Looking Statements on page 14 of our 2005 Annual Report and page 24 of our 2005 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such section.
Contingent Off-Balance Sheet Arrangements and Contractual Obligations
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.
We are continually exploring opportunities to work with governments and government agencies. As a result of the Canadian government’s commitment to the development of alternative energy sources, we have entered into repayable contribution and other R&D arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received a cumulative amount of $11.5 million of funding towards agreed upon R&D project costs. Under the agreements, the funding parties have a right to receive as repayment between 0.3% and 4% of gross revenues attributable to the commercial exploitation of the associated technology. To date, we have recognized $0.3 million in revenues from these technologies and recorded a repayable amount of $8 thousand. At this time, the amount of further product revenues to be recognized in future from these technologies is uncertain, accordingly no further liabilities for repayment have been accrued. These arrangements expire between September 30, 2006 and March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we are confident that these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.
We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are sued as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased

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directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In January 2002, a legal action was commenced against us in United States federal court (Southern District, Texas), alleging patent infringement. In 2003, we successfully defended ourselves in the lawsuit. We were awarded a partial recovery from the plaintiff of the $1.5 million incurred in legal fees. We received $0.1 million in 2004. The amount receivable at December 31, 2004 was $0.5 million, the balance of which was received in 2005. Cash received was recorded as a corresponding reduction in SG&A expenses.
We do not have any material obligations under forward foreign exchange contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.
The following table of our material contractual obligations as of December 31, 2005, sets forth the aggregate effect that these obligations are expected to have on our cash flows for the period indicated.

		Operating
	Long-term debt	leases	Total
Payments due in	($’000’s)	($’000’s)	($’000’s)
2006	$175	$1,140	$1,315
2007	151	1,173	1,324
2008	171	1,142	1,313
2009	—	965	965
2010 and thereafter	—	435	435

	$497	$4,855	$5,352

We believe we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain planned levels of operations.
Long-term Debt
Our long-term debt set out in the table above consists of liabilities of the following nature.
•	Repayable financing from a Canadian government agency. Government agencies, and in particular the Canadian government, have provided substantial support to the development of the fuel cell sector in the form of R&D grants, as well as repayable financing. Although this amount is repayable based on a percentage of our gross revenue and is therefore success-based, we anticipate that we will have gross revenue sufficient to generate a liability for the entire amount, being 150% of the original amount received.

•	Unsecured non-interest bearing term loan. In 2002, we acquired certain proprietary intellectual property related to our vehicle-to-grid initiatives in exchange for an interest free loan. Although the loan is non-interest bearing, we charge imputed interest on the loan to interest expense.

•	Capital leases of office equipment. Where appropriate for reasons such as cash flow and changes in technology, we use leases as an additional source of financing. In cases where substantially all of the

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benefits and risks of ownership of the property are transferred to us, the lease is treated as a capital lease and included in long-term debt.
For further information on our long-term debt, please refer to note 10 of our consolidated financial statements.
Operating Leases
The above table represents our future minimum lease payments under leases relating to operating premises and office equipment. These leases are accounted for as operating leases and payments under the leases are included in SG&A expenses. We incurred rental expenses of $1.3 million under these operating leases in 2005, $1.2 million in 2004 and $1.2 million in 2003.
Related Party Transactions
In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to a company owned by the father and uncle of Joe Cargnelli, a director and senior officer of the Corporation and one of our principal shareholders. For the fiscal year ended December 31, 2005, billings by this related company totalled $0.9 million, a decrease of $0.9 million from the $1.8 million billed in the previous year. At December 31, 2005, we had an accounts payable balance due to this related company of $0.1 million. We believe that transactions with this company are consistent with terms we have with transactions with unrelated third parties.
All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.
Risks and Uncertainties
This “Risks and Uncertainties” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-Looking Statements page 14 of our 2005 Annual Report.
An investment in our business involves risk and readers should carefully consider the risks described below and additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.
Risk Factors Related To Our Financial Condition
We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
We commenced operations of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the year ended December 31, 2005, we derived $21.7 million, or 59%, of our revenues from sales of hydrogen generation products and services, $3.9 million, or 10%, of our revenues from sales of power products and services, and $11.6 million, or 31%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2004, we derived $1.5 million from sales of hydrogen generation products and services, $4.1 million from sales of power products and services, and $11.0 million from sales of fuel cell test equipment and services. For the year ended December 31, 2003, we derived no revenue from sales of hydrogen generation products and services, $6.0 million from sales of power products and services, and $20.7 million from sales of fuel cell test equipment and services. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following the acquisition of Stuart Energy, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.
Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

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We have not generated any positive net income since the initial public offering of our shares in November 2000. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development activities. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss of $37.4 million for the year ended December 31, 2005, a net loss of $33.5 million for the year ended December 31, 2004 and a net loss of $22.1 million for the year ended December 31, 2003. Our accumulated deficit as of December 31, 2005 was $118.3 million, as of December 31, 2004 was $81.0 million and as of December 31, 2003 was $47.4 million. In January 2005, we acquired Stuart Energy. Stuart Energy incurred a net loss of $16.6 million for the nine months ended September 30, 2004 and a net loss of $26.9 million for the year ended December 31, 2003. During that period, Stuart Energy never had a profitable quarter.
We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2006 and 2007, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.
Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly-engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span quarterly periods. In many cases a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services, which can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals, which may delay a decision to purchase our products.
The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter and we may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet expectations of securities analysts and investors, and the price of our common shares may decline.
We may be unable to raise additional capital to pursue our commercialization plans and may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities.
Based on our current business plan, we believe we have sufficient cash on hand to meet our working capital and capital expenditure needs for the next two to three years. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies or accelerate product development and commercialization activities and we may need to raise additional funds sooner if our estimates of revenues, costs and capital expenditures change or are inaccurate.
If we are unable to raise additional capital or are unable to do so on acceptable terms, we may not be able to respond to the actions of our competitors or we may be prevented from conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.
If we issue additional equity securities to third parties in order to raise funds, the ownership percentage in our company of each of our existing shareholders will be reduced.

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Our ability to grow revenue and future prospects depend to a certain extent on our relationship with General Motors and General Motors’ commitment to the commercialization of fuel cell markets.
One of our largest shareholders and until 2005 our largest customer by revenue was General Motors, which owns approximately 12.4% of our outstanding common shares. General Motors accounted for 10% of our revenues for the year ended December 31, 2005, 31% for the year ended December 31, 2004 and 33% for the year ended December 31, 2003. Revenue from General Motors in 2005 declined, in part, due to the culmination of our engineering services contract in the third quarter of 2004. Our ability to grow revenue and future prospects could be hurt if General Motors were to change its relationship with us. There is no guarantee that our interests will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form. Furthermore, any change in General Motors’ strategy with respect to fuel cells, whether as a result of market, economic or competitive pressure, could also harm our business. Such a change in strategy could include, for example, any decision by General Motors to:
•	alter its commitment to fuel cell technology in favor of competing technologies;

•	delay its introduction of fuel cell products and vehicles; or

•	increase the internal development of fuel cell products or purchase them from another supplier.
In addition, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.
We currently depend upon a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, financial condition and results of operations.
To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers, including General Motors, accounted for 31% of our revenues for the year ended December 31, 2005, 68% for the year ended December 31, 2004 and 60% for the year ended December 31, 2003. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis and we cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us, or fail to pay on a timely basis, our business, financial condition and results of operations could be materially adversely affected.
Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar or the euro strengthens against the U.S. dollar, we may incur net foreign exchange losses on our net monetary asset balance which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.
As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in U.S. dollars and euros, and we expect that this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or U.S. dollars into euros. The exchange rates between the Canadian dollar, the U.S. dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the U.S. dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market.

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We currently have limited currency hedging through financial instruments. We do carry a portion of our short-term investments in Canadian dollars and euros.
Certain external factors may affect the value of identifiable intangible assets and goodwill, which may require us to recognize an impairment charge.
Identifiable intangible assets and goodwill arising from our acquisition of Greenlight (now Hydrogenics Test Systems Inc.) in 2003 and our acquisition of Stuart Energy in 2005 comprise a substantial portion of our total assets. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year the impairment charge is recognized.
Our insurance may not be sufficient.
We carry insurance that we consider adequate having regard to the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.
Risk Factors Related To Our Business and Industry
Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including:
•	the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;

•	the future cost of hydrogen and other fuels used by our fuel cell systems;

•	the future cost of MEAs used in our fuel cell systems;

•	the future cost of platinum, a key metal used in our fuel cell systems;

•	the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products;

•	government support of fuel cell technology, hydrogen storage technology and hydrogen refueling technology;

•	the manufacturing and supply costs for fuel cell components and systems;

•	the perceptions of consumers regarding the safety of our products;

•	the willingness of consumers to try new technologies;

•	the continued development and improvement of existing power technologies; and

•	the future cost of fuels used in existing technologies.

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Hydrogenics Corporation
Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.
If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we may be unable to compete successfully.
Changes in government policies and regulations could hurt the market for our products.
The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry-specific government regulations in Canada or the United States relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.
Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations in California and, to a lesser extent, in New York, Massachusetts and Maine. There is no guarantee that these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in these states are not kept in force or if further environmental laws and regulations are not adopted in these and other jurisdictions, demand for vehicular fuel cells may be limited.
The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.
Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.
The development of uniform codes and standards for hydrogen-powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

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The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will result in a timely fashion, if at all.
We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products, hydrogen generation systems and test and diagnostic equipment. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end-users, systems integrators, governments, OEMs and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.
In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on onsite water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or bottles or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.
We compete with a number of companies that manufacture fuel cell test and diagnostic equipment. In addition, most large fuel cell developers and OEMs have some degree of internal test station development. Our customers for fuel cell test and diagnostic equipment may develop their own internal test stations. We also sell fuel cell test and diagnostic equipment to companies that compete with our efforts to develop and manufacture fuel cell power products. This competition may negatively impact the sales of our fuel cell test and diagnostic equipment to such companies.
Competition in the markets for fuel cell power modules, hydrogen generation equipment and fuel cell test stations are significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition than us and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.
If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.
We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells. Demand for fuel cell test and diagnostic equipment is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies.
If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution

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channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.
Our strategy for the sale of fuel cell power products depends upon developing partnerships with governments and systems integrators, OEMs, suppliers and other market channel partners who will incorporate our products into theirs.
Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to governments and systems integrators, OEMs, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent upon our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that governments and systems integrators, OEMs, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent upon our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.
In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third-party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase or resell our hydrogen generators. In addition, our third-party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.
We are dependent upon third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
We rely upon third party suppliers to provide key materials and components for our fuel cell power products, hydrogen generation products and fuel cell test equipment. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes which our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable products.
We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require. In the past, we have experienced difficulty in

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recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends upon retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.
We may not be able to manage successfully the expansion of our operations.
The pace of our expansion in facilities, staff and operations has placed significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.
If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. As a result, if we do not properly manage foreign sales and operations, our business could suffer.
We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including:
•	diversion of management’s attention from other business concerns;

•	failure to effectively assimilate the acquired technology, employees or other assets of the company into our business;

•	the loss of key employees from either our current business or the acquired business; and

•	assumption of significant liabilities of the acquired company.
If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure that we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.
We have no experience manufacturing our products on a large scale basis, and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
We have manufactured only a limited number of products for prototypes and initial sales, and we have no experience manufacturing products on a large scale. In order to produce certain of our products at affordable prices

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Hydrogenics Corporation
we will have to manufacture a large volume of such products. We do not know when or whether we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.
Risk Factors Related To Our Products and Technology
We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
We have made commercial sales of fuel cell test and diagnostic equipment, generally on a purchase order basis, since our inception, and have only been engaged in the development of fuel cells, fuel cell power modules, integrated fuel cell systems and hydrogen refueling stations for a short period of time. Because our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends upon our ability to effectively market fuel cell products and hydrogen generation products once developed.
We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell and hydrogen generation products is dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.
Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
We regularly field test our products and we plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could hurt our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.
The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors,

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Hydrogenics Corporation
especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.
Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
Our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.
We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:
•	any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•	any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.
In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries.
Furthermore, although we typically retain sole ownership of the intellectual property we develop, our alliance with General Motors provides for shared intellectual property rights in certain situations. Where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors, and in some cases the intellectual property is jointly owned. As a result of these licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.
We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.
We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licenses under the patents or other intellectual property rights of others. However, we cannot be sure that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes which exploit such intellectual property.
Our involvement in intellectual property litigation could negatively affect our business.
Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of

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Hydrogenics Corporation
related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favor. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to:
•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon such intellectual property rights;

•	discontinue processes incorporating the infringing technology;

•	expend significant resources to develop or acquire non-infringing intellectual property; or

•	obtain licenses to the relevant intellectual property.
We cannot offer any assurance that we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation, that licenses to the intellectual property that we are found to be infringing upon would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.
Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.
Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.
Risk Factors Related To Ownership of Our Common Shares
If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences.
We would be a passive foreign investment company if 75% or more of our gross income in any year is considered “passive income” for United States tax purposes. For this calculation, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, we would be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%. Based on our current and projected income and the market value of our common shares, we do not expect to be a passive foreign investment company for United States federal income tax purposes for the taxable year ending December 31, 2005. However, since the determination of whether we are a passive foreign investment company is based on the composition of our income and assets from time to time, and since the market value of our common shares is likely to fluctuate, there can be no assurance that we will not be considered a passive foreign investment company in another fiscal year. If we are classified as a passive foreign investment company, this characterization could result in adverse United States tax consequences for our shareholders resident in the United States, including having a gain recognized on the sale of our common shares being treated as ordinary income that is not eligible for

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the lower tax rate applicable to certain dividends and having potential punitive interest charges apply to such sale proceeds.
United States shareholders should consult their own United States tax advisors with respect to the United States tax consequences of holding our common shares and annually determine whether we are a passive foreign investment company.
A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
A limited number of shareholders, including our founders and General Motors, currently own a significant portion of our outstanding common shares. General Motors currently owns approximately 12.4% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.
Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced. The perception among investors that these sales may occur could have a similar effect. Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.
Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares, and significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While NASDAQ and TSX rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on NASDAQ and the TSX. Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.
U.S. investors may not be able to enforce U.S. civil liability judgments against us or our directors, controlling persons and officers.
We are organized under the laws of Canada. A majority of our directors, controlling persons and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated upon the U.S. federal securities laws.
However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws if the laws that govern the shareholder’s claim according to applicable Canadian law are proven by expert evidence not to be contrary to public policy as the term is applied by a Canadian court and are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions.

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Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except where, for example:
•	the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

•	the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or was not final, conclusive or enforceable under the laws of the applicable state;

•	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

•	a dispute between the same parties based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

•	the enforcement of the judgment of the U.S. court was inconsistent with public policy, as the term is applied by the Canadian court;

•	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

•	there has not been compliance with applicable Canadian laws dealing with the limitation of actions.
Our share price is volatile and we may continue to experience significant share price and volume fluctuations.
Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:
•	performance of other companies in the fuel cell or alternative energy business;

•	news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or

•	changes in general economic conditions.
Shareholders would likely receive much less than the amount they paid for their shares if we liquidate our assets and distribute the proceeds.
The current market price of our common shares significantly exceeds the net tangible book value per share of our common shares. As a result, shareholders would likely receive much less than the amount paid for their shares if we liquidate our assets and distribute the proceeds.
As of March 10, 2006 there were 6,326,053 options to purchase our common shares. If these securities are exercised, our shareholders will incur substantial dilution.
A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. As of March 10, 2006, we have issued and outstanding 6,3,26,053 options to purchase our common shares at an average price of USD $4.50 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, you could experience significant dilution.

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Disclosure Controls
We have disclosure controls and procedures in place that are designed to provide reasonable assurance that material information relating to the Corporation is disclosed on a timely basis. We have reviewed our disclosure controls and have concluded that they were effective during the reporting period.

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